Akeena Solar  16005 Los Gatos Blvd., Los Gatos, CA 95032 408-395-7774 www.akeena.com

August 25, 2008

Via EDGAR Filing
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Akeena Solar, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
File No. 1-33695

Dear Mr. Decker:

We have received your comment letter dated August 15, 2008 in regard to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.    Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

We note the Staff’s comment.

August 25, 2008

Financial Statements

2. Summary of Significant Accounting Policies, page 31

Manufacturer and Installation Warranties, page 32

2.	Please disclose the information required by paragraph 14(b) of FIN 45 regarding your manufacturer and installation warranties.

We advise the Staff that in future filings we will disclose the information required by paragraph 14(b) of FIN 45 regarding our manufacturer and installation warranties. Supplementally, we advise the Staff that our additional disclosure will be provided in the form of a table included in the note to our financial statements that presents a summary of significant accounting policies, as follows.

	[End of current period]	December 31, 2007

Balance at beginning of period	$	$
Net provision charged to warranty expense
Balance at end of period	$	$

Exhibits 31.1 and 31.2

3.
Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B, please amend your Form 10-KSB to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please see Compliance and Disclosure Interpretation 246.13, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for additional guidance.

We advise the Staff that we will within 21 days file an amendment to our Form 10-KSB to revise our certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. As contemplated by Compliance and Disclosure Interpretation 246.13, the amendment will contain only the cover page, an explanatory note, signature page and the revised Section 302 certifications.

Akeena Solar, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 25, 2008

Please call me at (408) 402-9404 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Gary Effren
Gary Effren
Chief Financial Officer
Akeena Solar, Inc

cc: Burr, Pilger and Mayer
      Bradley J. Rock, DLA Piper US LLP